Free Writing Prospectus to Preliminary Pricing Supplement No. 18,138

Registration Statement Nos. 333-293641; 333-293641-01

Dated August 19, 2026; Filed pursuant to Rule 433

Morgan Stanley

3-Year MU Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, tax supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stock:	Micron Technology, Inc. common stock (“MU”)
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	August 28, 2026
Original issue date:	September 2, 2026 (3 business days after the pricing date)
Maturity date:	August 31, 2029
Early redemption:

If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date, as set forth below. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:

The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date and any previously unpaid contingent quarterly coupons from prior determination dates.

Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date multiplied by the adjustment factor on such determination date.
Contingent quarterly coupon:

●If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon at an annual rate of 20.43% (corresponding to approximately $51.075 per quarter per security) on the related contingent payment date.

●If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date.

If the contingent quarterly coupon is not paid on any contingent payment date (because the closing price on any determination date is less than the downside threshold price), such unpaid contingent quarterly coupon will be paid on a later contingent payment date but only if the determination closing price on such later determination date is greater than or equal to the downside threshold price; provided, however, in the case of any such payment of a previously unpaid contingent quarterly coupon, that no additional interest shall accrue or be payable in respect of such unpaid contingent quarterly coupon from and after the end of the original interest period for such unpaid contingent quarterly coupon. You will not receive such unpaid contingent quarterly coupons if the closing price is less than the downside threshold price on each subsequent determination date. If the closing price is less than the downside threshold price on each determination date, you will not receive any contingent quarterly coupons for the entire term of the securities.

Determination dates:

Quarterly, beginning on November 30, 2026, as set forth below, subject to postponement for non-trading days and certain market disruption events. We also refer to August 28, 2029 as the final determination date.

Contingent payment dates:

With respect to each determination date other than the final determination date, the third business day after the related determination date, as set forth below. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity[1]:	●If the final share price is greater than or equal to the downside threshold price:

(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date and any previously unpaid contingent quarterly coupons with respect to the prior determination dates

	●If the final share price is less than the downside threshold price:	(i) the stated principal amount multiplied by (ii) the share performance factor
Share performance factor:	Final share price divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold price:	50% of the initial share price
Initial share price:	The closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date multiplied by the adjustment factor on such date
CUSIP / ISIN:	61781DXA1 / US61781DXA17
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988226040686/ms18138_424b2-27283.htm

Determination Dates	Contingent Payment Dates / Redemption Dates
November 30, 2026	December 3, 2026
March 1, 2027	March 4, 2027
May 28, 2027	June 3, 2027
August 30, 2027	September 2, 2027
November 29, 2027	December 2, 2027
February 28, 2028	March 2, 2028
May 30, 2028	June 2, 2028
August 28, 2028	August 31, 2028
November 28, 2028	December 1, 2028
February 28, 2029	March 5, 2029
May 29, 2029	June 1, 2029
August 28, 2029 (final determination date)	August 31, 2029 (maturity date)

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Change in Underlying	Payment at Maturity (excluding any coupon payable at maturity)
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-25%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-50%	$1,000.00
-51%	$490.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0.00
[1]All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stock

For more information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest.

●You will not receive any contingent quarterly coupon for any quarterly period where the determination closing price is less than the downside threshold price.

●The contingent quarterly coupon, if any, is based solely on the determination closing price or the final share price, as applicable.

●Investors will not participate in any appreciation in the price of the underlying stock.

●The automatic early redemption feature may limit the term of your investment to approximately three months. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the common stock of Micron Technology, Inc.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $962.00 per security, or within $45.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying preliminary pricing supplement are uncertain.

Risks Relating to the Underlying Stock

●No affiliation with Micron Technology, Inc.

●We may engage in business with or involving Micron Technology, Inc. without regard to your interests.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.